

Entity Profile Information

Viewed on February 07, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	11/15/2013
	EXEMPT FOREIGN FIRM APPROVED	11/20/1998

	NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG**	
	PRINCIPAL APPROVED	04/24/2019

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	11/15/2013
SWAP DEALER PROVISIONALLY REGISTERED	10/09/2013
NFA MEMBER PENDING	10/02/2013
SWAP DEALER PENDING	10/02/2013
EXEMPT FOREIGN FIRM APPROVED	11/20/1998
EXEMPT FOREIGN FIRM PENDING	11/11/1998

NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG**

Status	Effective Date
PRINCIPAL APPROVED	04/24/2019
PRINCIPAL PENDING	04/23/2019

Outstanding Requirements

Annual Due Date: 12/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 6/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 9/1/2024

FIRM DISCIPLINARY INFORMATION IN REVIEW

Disciplined Employee Summary

Exempt Foreign Firm Information

NFAID	Agent Name	Start Date	End Date
0002026	CITIGROUP GLOBAL MARKETS INC	10/1/2012	

NFAID	Regulator Name	Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY	11/20/1998	

NFAID	Doing Business With	Start Date	End Date
0443305	EFFISSIMO CAPITAL MANAGEMENT PTE LTD	4/16/2020	
0495157	EFFISSIMO PARTNERS	4/16/2020	
0488686	PEARL DIVER CAPITAL LLP	8/17/2015	4/9/2019
0461493	JUPITER INVESTMENT MANAGEMENT LIMITED	12/11/2013	2/14/2023
0461442	ICAP ENERGY AS	4/29/2013	
0459466	ENTERPRISE COMMODITY SERVICES LIMITED	3/7/2013	9/4/2013
0410306	NORTHWEST INVESTMENT MANAGEMENT HONG KONG LTD	12/28/2012	1/7/2015
0318217	PVM OIL ASSOCIATES LTD	10/26/2012	12/5/2013
0303496	SOCIETE GENERALE	7/20/2011	
0411526	MAKO FINANCIAL MARKETS PARTNERSHIP LLP	9/10/2009	

Exemption Category	Exemption Type	Statement Date
FUTURES COMMISSION MERCHANT	30.10	9/30/1998



Business Information

Viewed on February 07, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Name	**CITIGROUP GLOBAL MARKETS LIMITED**
Form of Organization	**CORPORATION**
Country	**UNITED KINGDOM**
Federal EIN	**Not provided**

Business Address

Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone Number	**+44 20 7508 2795**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**



Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**$UMANA**
Last Name	**SINHA**
Title	**GLOBAL EXPENSES MANAGEMENT TEAM**
Street Address 1	**CITIGROUP CENTRE 1 5TH FLOOR**
Street Address 2	**33 CANADA SQUARE**
City	**CANARY WHARF**
Province	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**011-44-207-986-6327**
Email	**TRADING.EXPENSES@CITI.COM**



Other Names

SALOMON BROTHERS INTERNATIONAL LIMITED
ALIAS

SALOMON BROTHERS INTERNATIONAL LTD
DBA   **NOT IN USE**



Location of Business Records

Viewed on February 07, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 SLB**
Country	**UNITED KINGDOM**



U.S. Address for the Production of Business Records

Viewed on February 07, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Office Of	**CITIGROUP GLOBAL MARKETS INC.**
Street Address 1	**388 GREENWICH STREET**
Street Address 2	**ATTENTION: LEGAL & COMPLIANCE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10013**



Principal Information

Individual Information

NFAID	**0538968**
Name	**CLARK, SALLY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFAID	**0555745**
Name	**DUCSAI, EVELIN KATAUN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-18-2023**

NFAID	**0484489**
Name	**FALL, WILLIAM**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFAID	**0380240**
Name	**FERNANDEZ DE YBARRA, FRANCISCO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-03-2013**

NFAID	**0519823**
Name	**FLOWERDAY, DAVID LEONARD**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-18-2019**

NFAID	**0555903**
Name	**HEPPOLETTE, JOHN DESMOND**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-03-2023**

NFAID	**0527216**
Name	**JAIN, DEEPAK**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-26-2020**

NFAID	**0540535**
Name	**KHAN, RAHMAN ALI**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFAID	**0559796**
Name	**LEE, TIINA LE SEONG**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-02-2024**

NFAID	**0522954**
Name	**MORTON, ANDREW JOHN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-24-2020**

NFAID	**0485735**
Name	**MOULDS, JONATHAN PAUL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**03-08-2022**
NFAID	**0553314**
Name	**PLUNKETT, IAIN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-02-2023**
NFAID	**0551559**
Name	**RAJA, AMIT ANIL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-25-2022**
NFAID	**0556290**
Name	**SEN GOSAIN, MANJIRA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-23-2023**
NFAID	**0553311**
Name	**TOBIAS MARIN, FRANCISCO**
TItle(s)	**DIRECTOR** **CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-03-2023**
NFAID	**0488977**
Name	**TROMBETTA, SANTO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-23-2020**
NFAID	**0520000**
Name	**VON KOSKULL, CASPER WILHELM**
TItle(s)	**DIRECTOR**

10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-09-2024**

NFAID	**0515189**
Name	**WIMBORNE, ZOE VICTORIA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-02-2022**

Holding Company Information

NFAID	**0388448**
Full Name	**CITIGROUP INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**02-27-2014**



Principal Name and Financial Interest

Viewed on February 07, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED



Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
UNITED KINGDOM	PRUDENTIAL REGULATORY AUTHORITY



Agent Information

Current Agent

Agent ID	Agent Name	Start Date
0002026	CITIGROUP GLOBAL MARKETS INC	10/1/2012

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			



Doing Business With

Doing Business With - Current

NFAID	Name	Start Date
No Information Available		

Doing Business With - History

NFAID	Name	Start Date	End Date
No Information Available			



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pied guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pied guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

Viewed on February 07, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, Hor I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question **E**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found,</u> after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person;</u> or
- have failed to supervise another <u>person's</u> activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question **F**

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes



Registration Contact Information

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**40 BANK STREET**
City	**LONDON**
Zip/Postal Code	**E14 SNR**
Country	**UNITED KINGDOM**
Phone	**N/A**
Email	**LESLIE.COOMBS@CITI.COM**



Enforcement/Compliance Communication Contact Information

First Name	**ANDREW**
Last Name	**MCGUIRE**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 2795**
Email	**ANDREW.MCGUIRE@CITI.COM**



Membership Information

Viewed on February 07, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **No**

Membership Contact Information

NFAID

0291281   CITIGROUP GLOBAL MARKETS LIMITED

Printer Friendly Version

To make changes click Update.

Update

Membership Contact

Field	Value
First Name*	LESUE
Last Name*	COOMBS
Title	
Street Address 1*	33 CANADA SQUARE
Street Address 2	
Street Address 3	
City**	LONDON
State* (United States only)	--Select State--
Province	
Zip/Postal Code**	El4 5LB
Country	UNITED KINGDOM
Phone*	+44 20 7508 4987
Fax	
Email*	LESLIE.COOMBS@C!Tl.COM

Accounting Contact

Field	Value
First Name*	LESLIE
Last Name*	COOMBS
Title	
Street Address 1*	40 BANK STREET
Street Address 2	
Street Address 3	
City**	LONDON
State* (United States only)	--Select State--
Province	
Zip/Postal Code**	El4 5NR
Country	UNITED KINGDOM
Phone*	+44 20 7508 4987

Fax	
Email*	LESL[E.COOMBS@CITI.COM

First Name*	LESUE
Last Name*	COOMBS
Title	
Street Address 1*	40 BANK STREET
Street Address 2	
Street Address 3	
City**	LONDON
State* (United States only)	--Select State-- ᵛ
Province	
Zip/Postal Code**	El4 5NR
Country	UNITED KINGDOM ᵛ
Phone*	+44 20 7508 4987
Fax	
Email*	LESLIE.COOMBS@CITI.COM

Compliance Contact

First Name*	ANDREW
Last Name*	MCGUIRE
Title	
Street Address 1*	33 CANADA SQUARE
Street Address 2	
Street Address 3	
City**	LONDON
State* (United States only)	--Select State--
Province	
Zip/Postal Code**	El4 5LB
Country	UNITED KINGDOM ᵛ
Phone*	+44 20 7508 2795
Fax	
Email*	ANDREW.MCGUIRE@CITI.COM

Chief Compliance Officer Contact

First Name*	DAVID

Last Name*	FLOWERDAY
Title	
Street Address 1*	33 CANADA SQUARE
Street Address 2	
Street Address 3	
City""*	LONDON
State* (United States only)	--Select State--
Province	
Zip/Postal Code**	El4 5LB
Country	UNITED KINGDOM v
Phone*	+44 20 7508 6939
Fax	
Email*	DAVID.FLOWERDAY@CITI.COM

Online Registration System

Apply for R•gistration | Update/Wittldraw R•gistration Information | Raport C•ntar

Searcll for an NFA ID | Security

Payment RequestJAccounting Information   ORS News   Help

Branch Office Manager List

| FA ID | p2912s1 | Enter | CITIGROUP GLOBAL MARKETS LIMITED |

No information available.

| NFA ID | 0291281 | | CITIGROUP GLOBAL MARKETS LIMITED |
| Sponsor ID | | Enter | |

FilterBy:

Process Date			User Name
10/24/2022			BROWNZ
01/20/2022	BUSINESS LOCATIONS CHANGED		WARDJ
12/02/2019	FIRM REGULATORY PMP APPLO - JM29		LOVEA
06/07/2019	FIRM REGULATORY MAILI8 INFORMATION fillO		LOVEA
06/07/2019	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION INVESTION ANSWERED NR		LOVEA
11/22/2017	BUSINESSLOCATIONS CHAN-FP		LOVEA
03/19/2017	FIRM REGULATORY MATTER INFORMATION FILED		LOVEA
08/24/2016	BUSINESS LOCATIONS CHANGED		LOVEA
03/18/2016	BUSINESS LOCATIONS CHANGED		LOVEA
05/07/2014	BUSINESS LOCATIONS CHANGED		LOVEA
10/30/2013	FIRM REGULATORY MATTER INFORMATION FILED		LOVEA
10/30/2013	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES		LOVEA
10/30/2013	FIRM REGULATORY MATTER INFORMATION FILED		LOVEA
10/30/2013	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO		LOVEA
10/30/2013	FIRM REGULATORY DISCLOSURE QUESTION CHANGED		LOVEA
10/02/2013	FIRM APPLICATION FILED		LOVEA
10/06/2011	BUSINESS LOCATIONS CHANGED		NFICCDM
11/02/2004	BUSINESS LOCATIONS CHANGED		NFICCZK
04/07/2003	FIRM NAME CHANGED		NFRGYXC
04/07/2003	FORM OF ORGANIZATION CHANGED		